SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

BioDelivery Sciences International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09060J106

(CUSIP Number)

Stephen M. Schultz, Esq.

Kleinberg, Kaplan, Wolff & Cohen, P.C.

551 Fifth Avenue, New York, New York 10176

Tel: (212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 22, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

2,009,430

8	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

2,009,430

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,009,430

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.5%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

158,145

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

158,145

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

158,145

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8	SHARED VOTING POWER

158,145

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

158,145

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

158,145

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.001 par value (the “Common Stock”), of BioDelivery Sciences International, Inc. (the “Issuer”), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (“Elliott”), Elliott International, L.P. (“Elliott International”), and Elliott International Capital Advisers Inc. (“EICA” and collectively, the “Reporting Persons”) as of July 22, 2009 and amends and supplements the Schedule 13D filed on August 23, 2006, as amended on June 17, 2009, June 22, 2009, July 7, 2009 and July 17, 2009 (the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 5.	Interest in Securities of the Issuer.

(a)        Elliott owns 105,430 shares of Common Stock through a wholly-owned subsidiary, The Liverpool Limited Partnership. Elliott may also be deemed to be the beneficial owner of an additional 1,904,000 shares of Common Stock beneficially owned by CDC IV, LLC consisting of warrants held by CDC IV, LLC presently exercisable for 2,009,430 shares of Common Stock (“Warrants”). As described in the Schedule 13D, Manchester has investment discretion with respect to the Warrants. Therefore, Elliott may be deemed to be the beneficial owner of an aggregate of 2,009,430 shares of Common Stock, constituting 9.5% of all of the outstanding shares of Common Stock.

Elliott International and EICA beneficially own an aggregate of 158,145shares of Common Stock, constituting 0.8% of all of the outstanding shares of Common Stock.

Collectively, the Reporting Persons may be deemed the beneficial owners of 2,167,575 shares of Common Stock, constituting 10.3% of all of the outstanding shares of Common Stock.

The stock ownership reported in this paragraph (a) of Item 5 are as of July 22, 2009.

(b)        Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)        No transactions in the Issuer’s Common Stock were effected by Elliott on behalf of CDC IV during the past sixty days, except for those previously reported on this Schedule 13D. A list of the transactions in the Issuer’s Common Stock that were effected by The Liverpool Limited Partnership on its own behalf is attached hereto as Appendix II and a list of the transactions in the Issuer’s Common Stock that were effected by EICA on its own behalf are set forth on Appendix III.

(d)        Except for the Warrants, no person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

CDC IV, LLC is the owner of warrant to purchase 601,120 shares of the Issuers Common Stock at an exercise price of $2.91 per share (the “$2.91 Warrant”). The $2.91 Warrant was issued to CDC IV, LLC in February, 2006, and subsequently amended and restated during February, 2006. The $2.91 Warrant, as amended and restated, contains a provision that requires CDC IV, LLC to provide 61 days prior written notice to the Issuer in order to exercise such warrant. Therefore, since CDC IV, LLC cannot exercise the warrant on less than 61 days prior notice to the Issuer, in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, CDC IV, LLC is not be deemed to be the beneficial owner of the 601,120 shares issuable upon exercise of the warrant. Elliott, which has investment power over the $2.91 Warrant and other securities of the Issuer owned by CDC IV, LLC, previously included the 601,120 shares issuable upon exercise of the $2.91 Warrant in the calculation of its beneficial ownership. This Amendment sets forth Elliott’s beneficial ownership of the Issuer’s Common Stock without including the 601,120 shares issuable upon exercise of the $2.91 Warrant, and therefore, reduces Elliott’s beneficial ownership.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Appendix II: List of the transactions in the Issuer’s Common Stock that were effected by The Liverpool Limited Partnership on its own behalf during the past sixty days except for those previously reported on this Schedule 13D.

Appendix III: List of the transactions in the Issuer’s Common Stock that were effected by Elliott International on its own behalf during the past sixty days except for those previously reported on this Schedule 13D.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:	July 23, 2009

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
Elliot Greenberg, Vice President

APPENDIX II

LIST OF TRANSACTIONS

Transactions Effected by The Liverpool Limited Partnership in Common Stock during the past sixty days:

Date of transaction	Amount of securities Sold	Price per share or unit (excluding commissions)	Where and how the transaction was effected
7/17/09	15,440	$6.2000	Open Market
7/21/09	40	$5.3000	Open Market
7/21/09	20	$5.3100	Open Market
7/21/09	520	$5.3900	Open Market
7/21/09	8914	$5.4000	Open Market
7/21/09	560	$5.4100	Open Market
7/21/09	40	$5.4200	Open Market
7/21/09	80	$5.4900	Open Market
7/21/09	3426	$5.5000	Open Market
7/22/09	5760	$5.4500	Open Market
7/22/09	2920	$5.4800	Open Market
7/22/09	1930	$5.4900	Open Market
7/22/09	80	$5.4901	Open Market
7/22/09	3738	$5.5000	Open Market
7/22/09	40	$5.5050	Open Market
7/22/09	1050	$5.5100	Open Market
7/22/09	450	$5.5200	Open Market
7/22/09	1162	$5.5300	Open Market
7/22/09	500	$5.5500	Open Market
7/22/09	3120	$5.7500	Open Market
7/22/09	400	$5.7600	Open Market
7/22/09	360	$5.7700	Open Market
7/22/09	4160	$5.7800	Open Market
7/22/09	90	$5.8000	Open Market

APPENDIX III

LIST OF TRANSACTIONS

Transactions Effected by Elliott International in Common Stock during the past sixty days:

Date of transaction	Amount of securities Sold	Price per share or unit (excluding commissions)	Where and how the transaction was effected
7/17/09	23,160	$6.2000	Open Market
7/21/09	60	$5.3000	Open Market
7/21/09	31	$5.3100	Open Market
7/21/09	780	$5.3900	Open Market
7/21/09	13,370	$5.4000	Open Market
7/21/09	840	$5.4100	Open Market
7/21/09	60	$5.4200	Open Market
7/21/09	120	$5.4900	Open Market
7/21/09	5139	$5.5000	Open Market
7/22/09	8640	$5.4500	Open Market
7/22/09	4380	$5.4800	Open Market
7/22/09	2895	$5.4900	Open Market
7/22/09	120	$5.4901	Open Market
7/22/09	5607	$5.5000	Open Market
7/22/09	60	$5.5050	Open Market
7/22/09	1575	$5.5100	Open Market
7/22/09	675	$5.5200	Open Market
7/22/09	1743	$5.5300	Open Market
7/22/09	750	$5.5500	Open Market
7/22/09	4680	$5.7500	Open Market
7/22/09	600	$5.7600	Open Market
7/22/09	540	$5.7700	Open Market
7/22/09	6240	$5.7800	Open Market
7/22/09	135	$5.8000	Open Market